Exhibit 12.1

BNSF RAILWAY COMPANY and SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratio amounts)
(Unaudited)

	Three Months Ended March 31,
	2014	2013
Earnings:
Income before income taxes	$1,366	$1,462
Add:
Interest and other fixed charges, excluding capitalized interest	13	24
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	49	47
Distributed income of investees accounted for under the equity method	2	2
Amortization of capitalized interest	1	—
Less:
Equity in earnings of investments accounted for under the equity method	4	2
Total earnings available for fixed charges	$1,427	$1,533
Fixed charges:
Interest and fixed charges	$19	$31
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	49	47
Total fixed charges	$68	$78
Ratio of earnings to fixed charges	20.98x	19.65x

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